EXHIBIT 99.3

FINANCIAL STATEMENTS OF JPS INDUSTRIES, INC.

As of and for the years ended

November 2, 2013

and

October 27, 2012

Independent Auditor’s Report

Board of Directors and Stockholders
JPS Industries, Inc.
Greenville, South Carolina

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of JPS Industries, Inc. and its subsidiaries which comprise the consolidated balance sheets as of November 2, 2013 and October 27, 2012, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements which are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material aspects, the financial position of JPS Industries, Inc. and its subsidiaries as of November 2, 2013 and October 27, 2012, and the results of their operations and their cash flows for the years then ended in conformity with principles generally accepted in the United States of America.

Greenville, South Carolina
December 13, 2013

Elliott Davis LLC, 200 East Broad Street Suite 500, P.O. Box 6286, Greenville, SC 29606-6286
Phone: 864.242.3370 Fax: 864.232.7161 www.elliottdavis.com

JPS INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS
(Dollars In Thousands)

	October 27, 2012	November 2, 2013
ASSETS

CURRENT ASSETS:
Cash	$1,085	$1,656
Restricted cash	0	3,685
Accounts receivable, less allowance of $1,234 in 2012 and $1,861 in 2013	22,972	31,295
Inventories	33,320	24,341
Prepaid expenses and other	1,566	454
Deferred income taxes	6,552	7,071
Total current assets	65,495	68,502

PROPERTY, PLANT AND EQUIPMENT, net	18,568	16,935

DEFERRED INCOME TAXES	64,674	54,954

GOODWILL	10,100	10,100

OTHER ASSETS	1,252	536

Total assets	$160,089	$151,027

See notes to consolidated financial statements.

	October 27, 2012	November 2, 2013
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$7,256	$10,013
Accrued interest	70	4
Accrued salaries, benefits and withholdings	1,715	6,894
Current portion of accrued pension costs	3,804	8,611
Other accrued expenses	707	589
Current portion of long-term debt	4,980	4,980
Total current liabilities	18,532	31,091

LONG-TERM DEBT	28,699	18,147

ACCRUED PENSION COST	53,033	27,648

OTHER LONG-TERM LIABILITIES	1,173	534

Total liabilities	101,437	77,420

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common stock, $.01 par value; authorized - 22,000,000 shares;
issued - 10,236,460 shares in 2012, 10,291,460 shares in 2013;
outstanding - 10,236,460 shares in 2012, 10,291,460 shares in 2013	102	103
Additional paid-in capital	129,061	129,235
Accumulated other comprehensive loss	(91,191)	(78,458)
Accumulated equity	20,680	22,727
Total shareholders’ equity	58,652	73,607

Total liabilities and shareholders’ equity	$160,089	$151,027

See notes to consolidated financial statements.

JPS INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amounts in Thousands Except Share and Per Share Data)

	Fiscal Year Ended October 27, 2012	Fiscal Year Ended November 2, 2013
Net sales	$158,305	$202,021
Cost of sales	130,718	168,469

Gross profit	27,587	33,552

Selling, general and administrative expenses	21,603	19,024
Litigation charge (recovery)	886	(502)
Severance	0	4,023
Stevens Urethane division write-downs	0	5,546

Other income (expense), net	(111)	(158)

Operating profit	4,987	5,303

Interest expense, net	1,194	1,265

Income (loss) before income taxes	3,793	4,038

Income tax (benefit) provision	2,526	1,991

Net income (loss)	1,267	2,047

Other comprehensive income (loss), after tax:
Net actuarial pension (loss) gain adjustment	(9,038)	12,733

Comprehensive income	$(7,771)	$14,780

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	10,113,059	10,263,393
Diluted	10,360,779	10,343,437

Basic earnings (loss) per common share	$0.13	$0.20

Diluted earnings (loss) per common share	$0.12	$0.20

See notes to consolidated financial statements.

JPS INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Dollars In Thousands)

	Common Stock	Add'l Paid-In Capital	Treasury Stock	Accum. Other Comp. Loss	Accum. Equity	Total Shareholders' Equity
Balance – October 29,2011	$102	$127,650	$0	$(82,153)	$19,413	$65,012

Net income					1,267	1,267
Net actuarial pension loss adjustment (net of tax benefit of $5,423)				(9,038)		(9,038)
Restricted stock grant		1,411				1,411

Balance – October 27, 2012	$102	$129,061	$0	$(91,191)	$20,680	$58,652

Net income					2,047	2,047
Net actuarial pension gain adjustment (net of tax expense of $7,640)				12,733		12,733
Restricted stock grant	1	174				175

Balance – November 2, 2013	$103	$129,235	$0	$(78,458)	$22,727	$73,607

See notes to consolidated financial statements.

JPS INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars In Thousands)

	Fiscal Year Ended October 27, 2012	Fiscal Year Ended November 2, 2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$1,267	$2,047
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,391	1,755
(Gain)/loss on disposal of property and equipment and assets held for sale	0	2,054
Stevens Urethane division accounts receiveable write offs	0	1,174
Stevens Urethane division inventory write offs	0	2,806
Compensation expense for restricted stock and option modifications	1,411	117
Amortization of deferred financing costs	283	296
Deferred income tax provision (benefit)	2,260	1,597
Pension plan contributions	(3,435)	(3,883)
Other, net	7,139	(4,602)
Changes in assets and liabilities:
Restricted cash	0	(3,685)
Accounts receivable	4,958	(9,496)
Inventories	143	6,173
Prepaid expenses and other assets	(6,473)	8,322
Accounts payable	(14,719)	2,757
Accrued expenses and other liabilities	(1,037)	5,390

Net cash provided by (used in) operating activities	(2,812)	12,822

CASH FLOWS FROM INVESTING ACTIVITIES
Property and equipment additions	(2,415)	(1,687)
Proceeds from sale of land	341	—
Net cash provided by (used in) investing activities	(2,074)	(1,687)

CASH FLOWS FROM FINANCING ACTIVITIES
Financing costs incurred	(94)	(70)
Net proceeds from exercise of stock option	—	58
Revolving credit facility (borrowings) repayments, net	9,745	(5,157)
Repayment of long-term debt	(4,980)	(5,395)
Net cash provided by (used in) financing activities	4,671	(10,564)

NET INCREASE (DECREASE) IN CASH	(215)	571
CASH AT BEGINNING OF YEAR	1,300	1,085
Cash at end of year	$1,085	$1,656

Supplemental information:
Interest paid	$907	$1,035
Income taxes paid (received), net	642	156

See notes to consolidated financial statements.

JPS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – NOVEMBER 2, 2013

1.	DESCRIPTION OF THE COMPANY

JPS Industries, Inc. is a major U.S. manufacturer of extruded urethanes, ethylene vinyl acetates and mechanically formed glass and aramid substrate materials for specialty applications in a wide expanse of markets requiring highly engineered components. JPS’s products are used in a wide range of applications including: printed electronic circuit boards; advanced composite materials; civilian and military aerospace components; filtration and insulation products; specialty commercial construction substrates; high performance glass laminates for security and transportation applications; paint protection films; plasma display screens; medical, automotive and industrial components; and soft body armor for civilian and military applications. Headquartered in Greenville, South Carolina, the Company operates four manufacturing locations in Anderson and Slater, South Carolina; Statesville, North Carolina; and Easthampton, Massachusetts.

2.	SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include JPS Industries, Inc. and its     direct subsidiaries, all of which are wholly owned. Significant intra-entity transactions and accounts     have been eliminated. Unless the context otherwise requires, the terms “JPS” and the “Company” as     used in these Consolidated Financial Statements mean JPS Industries, Inc. together with its 100%     owned subsidiaries, JPS Elastomerics Corp. and JPS Composite Materials Corp.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s most significant financial statement estimates include the estimate of the allowance for doubtful accounts, inventory reserves, reserve for self-insurance liabilities, assumptions for pension and other post-retirement obligations, contingencies and the income tax benefit valuation allowance. Management determines its estimate of the allowance for doubtful accounts considering a number of factors, including historical experience, aging of the accounts and the current creditworthiness of its customers. Management determines an estimate for inventory reserves based on age, potential for obsolescence and historical experience. Management determines its estimate of the reserve for self-insurance considering a number of factors, including historical experience, third party claims administrator and actuarial assessments and insurance coverages. Management believes that its estimates provided in the financial statements are reasonable and adequate. However, actual results could differ from those estimates.

Restricted Cash – The Company classifies cash balances as restricted when they are restricted as to withdrawal or usage. The restricted cash balance at November 2, 2013 of $3.7 million consists of funds placed in a Rabbi Trust account to meet contractual obligations to certain former executives under the Change of Control clauses of their employment agreements. These obligations are more fully described in Note 12.

Inventories – Inventories are stated at the lower of cost or market. Cost, which includes labor, material and factory overhead, is determined on the first-in, first-out basis.

Property, Plant and Equipment - Property, plant and equipment are recorded at cost and depreciation is recorded using the straight-line method for financial reporting purposes. The estimated useful lives used in the computation of depreciation are as follows:

Land improvements	10 to 45 years
Buildings and improvements	25 to 45 years
Machinery and equipment	3 to 15 years
Furniture, fixtures and other	5 to 10 years

Construction in progress is stated at cost. No provision for depreciation is made on construction in progress until the related assets are completed and placed into service.

The Company assesses its long-lived assets for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. If required, an impairment loss is measured based upon the difference between the carrying amount and the fair value of the assets. As described in Note 9 and Note 13, the Company recognized impairments to real property during 2013. Depreciation expense totaled $3.9 million for Fiscal 2012 and $1.8 million for Fiscal 2013.

Assets Held For Sale – Non-current assets, the carrying value of which is expected to be recovered principally through a sale transaction rather than continuing operations, and for which a sale is probable, are classified as Assets Held for Sale, are recorded at the lower of the carrying amount or fair value less costs to sell and are not depreciated. At October 27, 2012 and November 2, 2013, Assets Held For Sale were included in Other Assets on the balance sheet with details presented in Note 9.

Distribution Costs – A portion of the Company’s distribution and shipping and handling costs are included in cost of sales and selling, general and administrative costs. The portion of these costs, which were included in selling, general and administrative costs, totaled $3.7 million in Fiscal 2012 and $3.8 million in Fiscal 2013.

Deferred Financing Costs – Costs incurred in securing and issuing long-term debt are deferred, recorded as an asset and amortized over the terms of the related debt in amounts which approximate the interest method of amortization.

Fair Value of Financial Instruments – The carrying amounts of all financial instruments approximate their estimated fair values in the accompanying consolidated balance sheets. The carrying amounts of cash, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items. The carrying value of financial instruments such as debt approximates fair value because interest rates on these instruments change with market rates.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and our own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1 -	Quoted market prices in active markets for identical assets or liabilities;
Level 2 -	Inputs other than Level 1 inputs that are either directly or indirectly observable; and
Level 3 -	Unobservable inputs developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

Revenue Recognition and Accounts Receivable – Revenue from product sales is recognized at the time ownership of goods transfers to the customer and the earnings process is complete in accordance with FASB ASC 605, Revenue Recognition. The Company makes ongoing estimates relating to the collectability of its accounts receivable and maintains an allowance for estimated losses resulting from the inability of customers to make required payments. In determining the amount of the allowance, the Company considers historical level of credit losses and makes judgments about the creditworthiness of significant customers based on ongoing credit evaluations. Included in accounts receivable at fiscal year end 2013 and 2012 is a receivable in the amount of $4.2 million from a ballistics customer who filed bankruptcy during 2010. Management regularly assesses the progress of the bankruptcy proceedings and continues to be confident that the outstanding balance is fully collectible upon settlement and distribution of the funds of the bankruptcy estate, including assets of the former CEO which are currently held in trust by the government.

Customer Concentration – The Company’s largest customer accounted for 27% of total sales in Fiscal 2013 and 36% of total accounts receivable at November 2, 2013. A different customer was the Company’s largest in Fiscal 2012, accounting for 7% of sales and 3% of accounts receivable at October 27, 2012.

Income Taxes – Deferred tax assets and liabilities are determined based on the difference between the financial statement bases and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to more likely than not be realized. Uncertain tax positions are accounted for in accordance with ASC Topic 740 as discussed in Note 6.

Accounts Payable – As a result of the Company’s cash management system, checks issued but not presented to the bank for payment may create negative book cash balances. Such negative balances are included in accounts payable on the accompanying consolidated balance sheet and totaled approximately $1.9 million and $2.4 million at October 27, 2012 and November 2, 2013, respectively.

Fiscal Year – The Company’s operations are based on a 52 or 53-week fiscal year ending on the Saturday closest to October 31. Fiscal year 2012 had 52 weeks and 2013 had 53 weeks.

Goodwill – Goodwill consists of the excess of cost of the acquired enterprise over the sum of the amounts assigned to identifiable assets acquired less liabilities assumed. Goodwill is not amortizable. The Company continually evaluates whether events and circumstances have occurred that might impair the value of goodwill. Management did not believe there was any impairment related to goodwill at October 27, 2012 or November 2, 2013.

Treasury Stock – The Company currently maintains a stock repurchase program, under which the Company may repurchase shares of the Company’s common stock on the open market and does so from time to time, holding them in treasury at cost. No Company stock was purchased in Fiscal 2012 or 2013.

New Accounting Pronouncements

In June 2011, the FASB issued Accounting Standards Update 2011-05, Presentation of Comprehensive Income. This update amended the provisions of FASB ASC 220-10 by eliminating the option of reporting other comprehensive income in the statement of changes in stockholders’ equity. Companies will have the option of presenting net income and other comprehensive income in a single, continuous statement of comprehensive income or presenting two separate but consecutive statements of net income and comprehensive income. The new presentation requirements are effective for annual periods ending after December 15, 2012 and as such were adopted as of November 2, 2013, impacting only presentation.

In February 2013, the FASB issued ASU 2013-02 related to the presentation of reclassification adjustments out of accumulated other comprehensive income. ASU 2013-02 is effective for fiscal years beginning after December 15, 2013. The Company believes adoption of this new guidance will not have a material impact on the Company’s financial statements as these updates have an impact on presentation only.

In July 2013, the FASB issued ASU No. 2013-11 which requires that an unrecognized tax benefit, or portion thereof, should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain circumstances. ASU 2013-11 is effective for fiscal years beginning after December 15, 2013. The Company does not expect the adoption of this guidance to have a material effect on the Company’s consolidated financial statements.

3.	BALANCE SHEET COMPONENTS

The components of certain balance sheet accounts are (in thousands):

	October 27, 2012	November 2, 2013
Inventories:
Raw materials and supplies	$14,695	$9,537
Work-in-process	5,196	4,027
Finished goods	13,429	10,777
	$33,320	$24,341

Prepaid expenses and other:
Prepaid insurance	$970	$165
Other	596	289
	$1,566	$454

Property, plant and equipment, net:
Land and improvements	$1,806	$1,806
Buildings and improvements	10,450	10,881
Machinery and equipment	61,371	65,180
Leasehold improvements	11	11
Furniture, fixtures and other	1,414	1,415
	75,052	79,293
Less accumulated depreciation	(61,512)	(63,247)
	13,540	16,046
Construction in progress	5,028	889

	$18,568	$16,935

Other assets:
Deferred financing costs, net	$593	$366
Assets held for sale	659	170
	$1,252	$536

Other accrued expenses:
Taxes payable other than income taxes	$137	$29
Other	570	560
	$707	$589

Other long-term liabilities:
Uncertain tax positions	$454	$492
Accrued postretirement and postemployment benefit plan liability	719	42
	$1,173	$534

4.	DEBT

	October 27, 2012	November 2, 2013
Debt consists of (in thousands):
Revolving credit facility	$20,319	$15,162
Term loan	13,360	7,965
Total	33,679	23,127
Less portion due within one year	(4,980)	(4,980)
Total long-term debt	$28,699	$18,147

Revolving Credit Facility – The Company entered into an amendment to its Revolving Credit and Security Agreement, (the “revolving credit facility”) with Wells Fargo Bank (formerly Wachovia) on June 9, 2011. The revolving credit facility provides for (i) a revolving loan and letters of credit in a maximum principal amount equal to the lesser of (a) $40 million or (b) a specified borrowing base, which is based upon eligible receivables and inventory (as defined) and (ii) a term loan of $20 million. Both the revolving loan and the term loan mature on June 9, 2015.

At November 2, 2013, the Company had $12.9 million available for borrowing under the revolving credit facility.

The revolving credit facility restricts investments, capital expenditures, acquisitions and dividends. The revolving credit facility contains financial covenants relating to minimum levels of EBITDA, as defined, and a minimum fixed charge coverage ratio, as defined. The revolving credit facility bears interest at a rate of LIBOR plus an applicable margin based upon the Company’s average excess availability. The term loan bears interest at a rate of LIBOR plus an applicable margin based on EBITDA. These margins range from 2.00% to 2.75%. As of November 2, 2013, the Company’s interest rate under the revolving credit facility was 2.43%.

The aggregate maturities of long-term debt are as follows (in thousands):

Year Ending

2014	$4,980
2015	18,147

$23,127

Other – The loans and extensions of credit to the Company under the revolving credit facility are guaranteed by JPS Elastomerics Corp. and JPS Composite Materials Corp. Substantially all of the Company's assets are pledged as collateral for the revolving credit facility.

Interest expense includes $296,000 in Fiscal 2013 and $283,500 in Fiscal 2012 representing amortization of debt issuance expenses. Amortization expense is estimated to be $255,000 in 2014 and $111,000 in 2015.

5.	EQUITY SECURITIES

The Company has one class of stock issued and outstanding.

Share Repurchase Program

In 2008, the Board of Directors authorized the expenditure of up to $2 million for the repurchase of the Company’s common stock.

1997 Incentive and Capital Accumulation Plan

The 1997 Incentive and Capital Accumulation Plan (the “1997 Plan”) provided certain key employees and non-employee directors of the Company the right to acquire shares of common stock or monetary payments based on the value of such shares. As of November 2, 2013, 1,075,860 shares had been issued or represent vested stock grants, 85,000 were outstanding as options or unvested stock grants, and none were available for grant. At October 27, 2012, option prices ranged from $2.39 to $4.83. No future grants under the 1997 Plan are permitted, although previous option grants can be exercised as permitted in the terms of the grant and the 1997 Plan.

A summary of the activity in the Company’s stock options under the 1997 Plan for the years ended October 27, 2012 and November 2, 2013 is presented below:

	Number of Shares	Weighted Average Exercise Price
Outstanding at October 29, 2011	195,400	$3.33
Options granted	—	—
Options cancelled	—	—
Options exercised	(2,400)	4.83
Outstanding at October 27, 2012	193,000	3.31
Options granted	—	—
Options cancelled	—	—
Options exercised	(108,000)	2.94
Options outstanding at November 2, 2013	85,000	$3.78
Exercisable at October 27, 2012	193,000
Exercisable at November 2, 2013	85,000
Weighted average remaining contractual life (years) at November 2, 2013	5.96

2008 Stock Incentive Plan

On February 26, 2008, the Board of Directors approved the 2008 Stock Incentive Plan (the “2008 Plan”). The 2008 Plan is permitted to grant stock options, stock grants and other equity-related compensation to employees, officers, directors and consultants. The 2008 Plan provides that up to 1,000,000 shares may be issued under the 2008 Plan. Outside directors received grants of 2,000 shares each, annually, vesting over a one-year period, upon election to a new one-year term, from 2008 until 2012. In 2013 the award amount was amended to 2,500 shares each.

In Fiscal 2009, the Company awarded 375,000 shares of restricted stock to the Company’s Chief Executive Officer. For financial reporting purposes, the shares were valued at $4.9 million based on an appraised value of $13.00 per share. The 375,000 shares vested over approximately three one-year intervals following the grant date to become fully vested during 2012. Amortization expense for 2011 and 2012 was $1.6 million and $1.0 million, respectively.
In Fiscal 2010, the Company awarded 100,000 shares of restricted stock to two executive officers. The shares, which vest and are expensed over three-year intervals, were valued for financial reporting purposes at $11.30 per share based on appraised value. Of the $1.1 million expense, $0.3 million was expensed in 2010 and $0.4 million was expensed in 2011 and 2012.

Accordingly, 485,000 shares were available for grant at November 2, 2013.

Computation of Earnings (Loss) Per Share

The following table presents the computation of per share earnings (loss) for the years ending October 27, 2012 and November 2, 2013:

	Fiscal 2012	Fiscal 2013
Net Income (loss):	$1,267	$2,047
Number of Common Shares:
Weighted average outstanding	10,113,059	10,263,393
Issued upon assumed exercise of outstanding stock options	126,719	66,977
Effect of issuance of restricted common shares	121,001	13,067
Weighted average and potential dilutive outstanding	10,360,779	10,343,437

Net Income (loss) Per Common Share:
Basic	$0.13	$0.20
Diluted	$0.12	$0.20

6.	INCOME TAXES

The provision (benefit) for income taxes included in the consolidated statements of operations consists of the following (in thousands):

	Fiscal 2012	Fiscal 2013
Current federal provision	$0	$133
Current state provision	266	261
Deferred federal provision	872	1,264
Deferred state provision (benefit)	1,388	333
Provision (benefit) for income taxes	$2,526	$1,991

A reconciliation between income taxes at the 34% statutory Federal income tax rate and the provision for income taxes for Fiscal 2012 and Fiscal 2013 is as follows (in thousands):

	Fiscal 2012	Fiscal 2013
Income tax provision at Federal statutory rate	$1,289	$1,373
Increase (decrease) in income taxes arising from effect of:
Deferred federal (benefit)	(634)	—
State and local income taxes	1,889	567
Equity related compensation	207	—
Other	24	25
Increase (decrease) in uncertain tax positions	(249)	26
Provision for income taxes	$2,526	$1,991

Presented below are the elements which comprise deferred tax assets and liabilities (in thousands):

	October 27, 2012	November 2, 2013
Net deferred assets:
Estimated allowance for doubtful accounts	$475	$716
Tax basis over financial statement basis of inventory	342	1,658
Accruals deductible for tax purposes when paid	649	510
Pension liability deductible for tax purposes when paid	40,393	32,509
Postretirement benefits deductible for tax purposes when paid	277	16
Alternative minimum tax credit carryforward available	2,339	2,472
Excess of tax basis of intangibles over financial statement basis	983	448
Financial statement basis under tax basis of property, plant, and equipment	3,146	3,862
Net operating loss carryforwards	23,399	21,508
Less valuation allowance	(777)	(1,674)

Net deferred assets	$71,226	$62,025

For 2013 and 2012, the Company recorded a tax expense of $2.0 million and $2.5 million, respectively. For both periods, the tax expense is in excess of the Federal statutory rate due to state taxes and in 2012 to non-deductible expenses which are primarily equity related compensation. In 2013 and 2012, state taxes included a decrease in the benefit from state net operating loss carryovers. In 2012, a Federal deferred benefit was recorded based on analysis that indicates a portion of Federal deferred benefits will be realized at the 35% statutory rate.

For 2013, the Company utilized net operating losses recorded as a deferred tax asset to offset current taxable income. There was no current Federal taxable income in 2012 as a result of the deduction of expenses deductible in prior years for financial reports. Current taxes for 2013 include Federal alternative minimum taxes. For both periods, current state taxes are in jurisdictions where the Company did not have or could not utilize net operating loss carryovers.

The deferred tax asset represents the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes. The Company monitors the status of the deferred tax asset on a regular basis as is required under ASC Topic 740. At November 2, 2013, the Company had regular Federal net operating loss carryforwards for tax purposes of approximately $55.5 million. The net operating loss carryforwards expire in years 2019 through 2032. The Company also has Federal alternative minimum tax net operating loss carryforwards of approximately $96.0 million that expire in 2019 through 2032. Alternative minimum tax credits of $2.5 million can be carried forward indefinitely and used as a credit against regular Federal taxes, subject to limitation.

The Company’s future ability to utilize a portion of its net operating loss carryforwards is limited as a result of being treated as having a change in the ownership of the Company’s stock as of December 2000 under Federal income tax laws. The effect of such an ownership change is to limit the annual utilization of the net operating loss carryforwards to an amount equal to the value of the Company immediately after the time of the change (subject to certain adjustments) multiplied by the Federal long-term tax exempt rate. Based on the expiration dates for the loss carryforwards and fair market value at the time of ownership change, the Company does not believe that the limitations imposed as a result of prior ownership changes will result in Federal loss carryforwards expiring unutilized that will impair the net deferred tax asset. Uncertainties surrounding income tax law changes, shifts in operations between state taxing jurisdictions and future operating income levels may, however, affect the ultimate realization of all or some portion of these deferred income tax assets. In addition, a future change in ownership could result in additional limitations on the ability of the Company to utilize its net operating loss carryforwards. Under applicable accounting guidelines, these future uncertainties, combined with factors giving rise to losses, requires a valuation allowance be recognized. The Company has recorded a valuation allowance for state net operating losses that may not be utilized before expiration.

The adoption of the provisions of ASC Topic 740 (formerly FIN 48) did not have a material impact on the Company’s financial statements. As of October 28, 2007, the adoption date, the Company had gross uncertain tax positions of $1.0 million which were recorded directly to shareholders’ equity, and which, if recognized, would affect the effective tax rate. As of November 2, 2013 the Company had gross unrecognized tax benefits of $0.4 million. The uncertain tax positions primarily relate to inconsistencies and uncertainties in state tax laws. The Company does not expect that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months but does expect a gradual decrease as events that gave rise to the positions are effectively settled.

A reconciliation of the beginning and ending amount of uncertain tax positions is as follows (in thousands):

	Fiscal 2012	Fiscal 2013
Beginning balance	$635	$356
Additions for tax positions of prior years	102	96
(Reductions) for tax positions of prior years	(381)	(58)

Ending balance	$356	$394

The Company and one or more of its subsidiaries file income tax returns in the U.S. federal, various state and local jurisdictions. While the Company does business globally, it does not maintain a foreign presence that would subject the Company to foreign income taxes. In the normal course of business, the Company is subject to examination by taxing authorities. With few exceptions, the Company is no longer subject to state and local income tax examinations by tax authorities in filing jurisdictions for the years before 2010, although net operating loss carryovers from earlier years remain subject to adjustment.

The Company’s continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. As of both the fiscal year ends 2013 and 2012, the Company had approximately $0.1 million accrued for interest and penalties.

7.    COMMITMENTS AND CONTINGENCIES

Leases – The Company leases office facilities, machinery and computer equipment under noncancellable operating leases. Rent expense was approximately $0.6 million in Fiscal 2012 and $0.6 million in Fiscal 2013.

Future minimum payments, by year and in the aggregate, under the noncancellable operating leases with terms of one year or more consist of the following at November 2, 2013 (in thousands):

Fiscal Year Ending	Operating Leases
2014	$367
2015	276
2016	210
2017	92
2018 and after	36
Total future minimum lease payments	$981

Litigation – The Company is exposed to a number of asserted and unasserted potential claims encountered in the normal course of business including certain asbestos-based claims. The Company believes it has meritorious defenses in all lawsuits in which the Company or its subsidiaries is a defendant. Management believes that none of this litigation, if determined unfavorable to the Company or its subsidiaries, would have a material adverse effect on the financial condition or results of operations of the Company unless some of the losses are subsequently determined to be uninsured. See Note 11 for discussion of litigation charges.

8.    RETIREMENT PLANS

Defined Benefit Pension Plan – Substantially all of the Company’s employees employed prior to April 1, 2005 have benefits under a Company-sponsored defined benefit pension plan. The defined benefit pension plan was “frozen” effective December 31, 2005. Employees no longer earn additional benefits after that date. Benefits earned prior to December 31, 2005 will be paid out to eligible participants following retirement. The gain that resulted from the freeze was substantially offset by previously unrecognized actuarial losses.

The plan also provides benefits to individuals employed by the businesses which were sold or plants which were closed by the Company. The benefits of these former employees were “frozen” at the respective dates of sale of the businesses or closure of the plants. Accordingly, these former employees will retain benefits earned through the respective disposal dates; however, they do not accrue additional benefits.

The defined benefit pension plan was “unfrozen” for employees who were active employees on or after June 1, 2012. This new benefit, calculated based on years of service and a capped average salary, will be added to the amount of the pre-2005 benefit.

The Company’s policy is to fund the annual contribution required by applicable regulations. Assets of the pension plan are invested in a bond portfolio covering specific liabilities and in common and preferred stocks, government and corporate bonds, and various short-term investments. During Fiscal 1999, the pension plan also purchased approximately 1.9 million shares of the Company’s common stock in open market and negotiated transactions.

The investment strategy of the Plan is primarily continued growth of assets, other than those covering specific liabilities. Assets related to specific liabilities are managed in such a manner that any change in liabilities resulting from changes in discount (interest) rates are offset by changes in underlying assets. All assets, except for the Company’s common stock, are managed by outside investment managers.

Asset allocations are reviewed on a regular basis by the Investment Committee of the Plan. Equities are 72% of Plan assets. Approximately 37% of equities are large capitalization equity securities. As noted, the Plan holds Company common stock. As a result of being a non-SEC registrant, being closely held, limited public disclosures made by the Company and the correspondingly minimal trading of JPS stock, the Investment Committee believes that the stock cannot be considered traded in volume in a free and active market by informed persons. Therefore, each year the Committee has the stock value estimated by an independent valuation specialist. Company stock is approximately 28% of total Plan assets as of November 2, 2013. Because of the absence of a readily-obtainable market value and the inherent subjectivity in any valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the stock existed. The Plan owns 1,925,685 shares of Company stock valued at $11.70 per share, or $22.5 million, as of November 2, 2013. The Plan has 23% of assets in a separate insurance account backed by a high-quality portfolio of U.S. Treasury, agency, and Corporate bonds. The remaining assets are allocated as set forth below. Except for Company common stock and U.S. Treasury securities, assets are diversified by issuer and industry. Other than the Company common stock and insurance separate account which are not automatically rebalanced, allocations are approximately equal to target allocations.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value (in thousands):

Asset Category	October 27, 2012	November 2, 2013

Level 2 – Significant Observable Inputs

Common Trust Funds:
Large capitalization equity	$18,682	$21,210
International Equity	4,977	5,456
Mid-Capitalization Equity	4,791	5,468
Small-Capitalization Equity	2,825	3,086
Intermediate Bond Fund	3,569	3,922
Cash Equivalent Fund	1,180	700

Insurance Separate Account	21,525	18,425

Subtotal – Level 2	57,549	58,267

Level 3 – Significant Unobservable Inputs

Company Common Stock	13,769	22,531

TOTAL	$71,318	$80,798

The following table summarizes the changes in Level 3 assets measured at fair value on a recurring basis:

JPS Industries, Inc. Common Stock
Balance, October 27, 2012	$13,769
Total unrealized gains	8,762
Balance, November 2, 2013	$22,531

On October 28, 2006, the Company adopted the measurement provision of ASC Topic 715, formerly SFAS 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFASs 87, 88, 106 and 132. This requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company recorded the funded status as of October 27, 2007 in accordance with ASC Topic 715.

Components of net periodic pension cost include the following (in thousands):

	Fiscal 2012	Fiscal 2013

Service cost-benefits earned during the period	$31	$116
Interest cost on projected benefit obligation	5,572	4,706
Expected return on plan assets	(7,616)	(6,427)
Recognized actuarial loss	4,130	5,283
Net periodic pension cost (benefit)	$2,117	$3,678

The weighted-average rates used in determining pension cost for the plan are as follows:

	Fiscal 2012	Fiscal 2013
Discount rate	3.81%	4.41%
Expected long-term rate of return on plan assets	8.00%	8.00%
Rate of compensation increase	N/A	N/A

As of November 2, 2013, the benefits expected to be paid in the next five fiscal years and in the aggregate for the five fiscal years thereafter are as follows (in thousands):

11/01/2013 – 10/31/2014	$9,955
11/01/2014 – 10/31/2015	$9,798
11/01/2015 – 10/31/2016	$9,609
11/01/2016 – 10/31/2017	$9,410
11/01/2017 – 10/31/2018	$9,147
11/01/2018 – 10/31/2023	$41,745

A reconciliation of the plan’s projected benefit obligation, fair value of plan assets, funding status, and other applicable information is as follows (in thousands):

	October 27, 2012	November 2, 2013
Change in benefit obligation:
Projected benefit obligation at beginning of year	$123,247	$128,156
Service cost	31	116
Interest cost	5,572	4,706
Benefits paid	(9,968)	(9,946)
Actuarial (loss) gain	9,273	(5,975)
Projected benefit obligation at end of year	$128,155	$117,057

	October 27, 2012	November 2, 2013
Change in plan assets:
Fair value of plan assets at beginning of year	$79,552	$71,318
Actual return on plan assets	(1,701)	15,543
Employer contributions	3,435	3,883
Benefits paid	(9,968)	(9,946)
Fair value of plan assets at end of year	$71,318	$80,798
Projected benefit obligation (greater) than plan assets	$(56,837)	$(36,259)
Actuarial loss	116,403	96,030
Net actuarial pension loss recognized as a reduction of shareholders’ equity	(116,403)	(96,030)
Net (liability) in accompanying consolidated balance sheets	$(56,837)	$(36,259)

401(k) Savings Plan – The Company also has a savings, investment and profit sharing plan available to employees meeting eligibility requirements. The plan is a tax qualified plan under Section 401(k) of the Internal Revenue Code. The Company makes a matching contribution of 25% of each participant’s contribution with a maximum matching contribution of 1-1/2% of the participant’s base compensation. The Company suspended the matching contribution starting on September 1, 2009 and resumed the matching contribution of 25% beginning January 2, 2011. Company contributions were $210,000 in Fiscal 2012 and $209,000 in Fiscal 2013.

Postretirement Benefits – At the beginning of Fiscal 2013, the Company had an unfunded postretirement plan that provided certain health care benefits to eligible retirees. On August 31, 2013, the Plan was terminated as there had been no participants in the Plan since 2012 and no claims or other expenses were outstanding. The liability for postretirement benefits was $673,000 at October 27, 2012 and zero at November 2, 2013.

Postemployment Benefits – The Company provides certain benefits to former or inactive employees after employment but before retirement. In accordance with ASC Topic 712, Employers’ Accounting for Post-Employment Benefits, formerly SFAS 112, these benefits are recognized on the accrual basis of accounting. The liability for postemployment benefits of $46,000 at October 27, 2012 and $42,000 at November 2, 2013 is included in other long-term liabilities in the accompanying consolidated financial statements.

9.	NON-CURRENT ASSETS HELD FOR SALE

During the first quarter of 2011, the Company reclassified the land and building owned in Westfield, North Carolina to Assets Held for Sale and, accordingly, ceased to depreciate the assets. This land and building were formerly part of the Stevens Roofing division which was acquired by DOW Building Solutions

(DOW) in 2008 through an asset sale that did not include real property. Since that time, the real property had been leased to DOW, however, upon termination of the lease, the Company determined that the facility would be offered for sale. At that time the net book value was $1.2 million. When the Company assessed its long-lived assets for impairment as required by ASC 360 (formerly SFAS No. 144) in 2011, it was determined that a write down of $200,000 was necessary to properly reflect the fair market value of the property. In 2012, 136 of the 220 acres surrounding the facility were sold for $341,000. While the remaining land and building continue to be marketed, the amounts and limited number of offers received, the inability of potential buyers to actually close, and the length of time the property has been on the market led the Company to conclude that another write down was necessary as of November 2, 2013. A non-cash asset write-down of $489,000 was recorded in other expense for 2013, leaving the Asset Held for Sale valued at $170,000.

10.	GOODWILL AND OTHER INTANGIBLE ASSETS

During fiscal year 2007, JPS acquired goodwill of $7.6 million and definite-lived intangible assets in the amount of $10.0 million in connection with the acquisition of the assets comprising the Anderson, South Carolina and Statesville, North Carolina operations of Hexcel Reinforcements Corp. Goodwill was increased by $0.3 million and $2.2 million in 2008 and 2009 respectively, due to the increase in purchase price resulting from the contingent earn-out payments which were recorded as additional costs of the acquisition and included in goodwill. Goodwill is non amortizing for book purposes, but is deductible for income tax purposes.

Amortization associated with the net carrying amount of the now fully depreciated intangible assets which consisted of customer relationships and software was $1.5 million in 2012 and zero in 2013.

11.	LITIGATION CHARGE

In 2011, the Company incurred a $10.3 million charge related to litigation that commenced in 2007. Despite winning a jury trial in 2008, a local Massachusetts judge assessed liability against the Company on this matter in 2009, including some injunctive relief. The Company entered into a final settlement agreement, without admitting liability, on February 10, 2012. The charge consists of the cash settlement, certain write downs of machinery and equipment and inventory related to the litigation, and legal fees. Trailing legal and other expenses accounted for an additional $886,000 litigation charge in 2012. In 2013, previously incurred litigation expenses of $502,000 were recovered.

12.	SEVERANCE

During Fiscal 2013, certain former executive officers became entitled to severance payments due to the triggering of Change of Control clauses in their employment agreements. These required severance payments could not be paid until Fiscal 2014 due to requirements under Section 409A of the Internal Revenue Code which prohibits certain payments until 6 months after the related Corporate event. As such, payments were funded via a Rabbi Trust in the amount of $3.7 million during Fiscal 2013. Prior to the issuance of the statements, $3.2 million had been paid from the trust to the former officers. An additional $0.3 million for Change of Control-related options buy-outs was also expensed during Fiscal 2013.

13.	STEVENS URETHANE DIVISION WRITE DOWNS

During Fiscal 2013, the Stevens Urethane division recorded significant asset write-downs. The Company took one-time write-downs of $1.2 million for aged, uncollectible accounts receivable, $2.8 million for aged and obsolete inventory and $1.5 million for impaired machinery and equipment which was written down to its independently appraised fair market. Many of these write-downs were related to the dramatic contraction in the global solar industry and the Company’s efforts to refocus its production efforts, as well as the continuing impact of the STR litigation as described in Note 11. Although certain inventory and equipment were relieved from injunction post-settlement, the elapsed time as well as the solar industry collapse resulted in an impairment of the value of these assets.

14.	SUBSEQUENT EVENTS

In accordance with ASC Topic 855, the Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through December 12, 2013, the date the financial statements were available for issuance.

15.	UNAUDITED INTERIM FINANCIAL DATA (in thousands except per share amounts)

The results for each quarter include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for interim periods. The consolidated financial results on an interim basis are not necessarily indicative of future financial results on either an interim or annual basis. Selected consolidated financial data for each quarter within Fiscal 2012 and Fiscal 2013 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended October 27, 2012:
Net sales	$42,293	$40,230	$36,829	$38,953	$158,305
Cost of sales	35,029	33,292	30,187	32,210	130,718
Gross profit	7,264	6,938	6,642	6,743	27,587
Selling, general and administrative expenses, litigation charge and other income/expense	5,636	5,361	5,143	6,460	22,600
Operating profit (loss)	1,628	1,577	1,499	283	4,987
Interest expense, net	278	305	308	303	1,194
Income (loss) before income taxes	1,350	1,272	1,191	(20)	3,793
Provision (benefit) for income taxes	506	477	447	1,096	2,526
Net income (loss)	$844	$795	$744	$(1,116)	$1,267

Diluted earnings (loss) per common share	$0.08	$0.08	$0.07	$(0.11)	$0.12

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended November 2, 2013:
Net sales	$31,344	$47,831	$59,346	$63,500	$202,021
Cost of sales	25,539	39,610	49,492	53,828	168,469
Gross profit	5,805	8,221	9,854	9,672	33,552
Selling, general and administrative expenses, litigation charge, severance, Stevens Urethane division write downs, and other income/expense	3,567	4,196	7,673	12,813	28,249
Operating profit (loss)	2,238	4,025	2,181	(3,141)	5,303
Interest expense, net	312	308	325	320	1,265
Income (loss) before income taxes	1,926	3,717	1,856	(3,461)	4,038
Provision (benefit) for income taxes	722	1,394	697	(822)	1,991
Net income (loss)	$1,204	$2,323	$1,159	$(2,639)	$2,047

Diluted earnings (loss) per common share	$0.12	$0.22	$0.11	$(0.25)	$0.20